October 10, 2018

VIA EDGAR AND HAND DELIVERY

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission, Division of Corporation Finance
Washington, DC 20549
Mail Stop 3561

Re:                             Benefit Street Partners Realty Trust, Inc.

Schedule TO-T filed on September 25, 2018

Filed by Comrit Investments 1, LP

File No. 5-89905

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in your October 2, 2018 letter (the “Comment Letter”) concerning the above-referenced filing (the “Schedule TO”).

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Offer to Purchase

Section 2.  Acceptance for Payment and Payment for Shares; Proration, page 8

1.              You state that you will pay for shares tendered “upon confirmation from the Corporation or its transfer agent that the Shares have been transferred to the Purchaser.” Disclose how long you expect this to take, and how you will comply with your obligation under Rule 14e-1(c) to promptly pay for tendered Shares.

The Purchaser’s Amendment No. 1 to the Schedule TO-T, filed on the date hereof (the “Amended Schedule TO”), includes additional disclosure in Sections 1 and 2 of the Offer to Purchase clarifying that the Purchase intends to provide payment to tendering shareholders within three business days after completion of the tender offer. The Purchaser believes this time period is consistent with Rule 14e-1(c)’s requirement for prompt payment after termination or withdrawal of a tender offer.

Section 4.  Withdrawal Rights, page 10

2.              Given the language quoted in our first comment above, revise to disclose that tendering shareholders also have the right to withdraw tendered Shares not accepted for payment by the 60th day after commencement of this Offer (provide a date). See Exchange Act Section 14(d)(5).

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in Section 4 of the Amended Schedule TO.

Section 10.  Certain Information Concerning the Purchaser, page 12

3.              Provide the disclosure required by Item 1009(a) of Regulation M-A for Plotkin Financial Advisors, LLC.

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in Section 14 of the Amended Schedule TO.

Section 12.  Conditions of the Offer, page 13

4.              Revise the disclosure in the first paragraph on page 14 (“may be asserted by the Purchaser or may be waived by the Purchaser at any time and from time to time …”) to avoid the implication that Purchasers can avoid taking action on any Offer condition when “triggered” by failing to assert it.

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in Section 12 of the Amended Schedule TO.

Supplemental Comment (provided by telephone; paraphrased below)

5.              Please advise on how the “All or None” feature relative to the tender offer’s pro rata acceptance procedure complies with the pro rata requirements of Rule 14d-8.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the Amended Schedule TO to remove the “All or None” feature. The Purchaser will ensure that any tender offer materials disseminated to shareholders will include the revised disclosure to reflect such removal.

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The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

/s/ Ziv Sapir
Ziv Sapir
Comrit Investments 1, LP

cc:                                Amos W. Barclay, Esq. (Holland & Hart LLP)